Exhibit 21.1

SUBSIDIARIES OF GENERAL FINANCE CORPORATION

GFN North America Corp., a Delaware corporation (a)

GFN Manufacturing Corporation, a Delaware corporation (a)

Southern Frac, LLC, a Texas limited liability company (b)

Pac-Van, Inc., an Indiana corporation (c)

PV Acquisition Corp., an Alberta, Canada corporation (c)

GFN U.S. Australasia Holdings, Inc., a Delaware corporation (a)

Royal Wolf Holdings Limited, an Australian corporation (d)

Royal Wolf Trading Australia Pty Limited, an Australian corporation (d)

RWA Holdings Pty Limited, as Australian corporation (d)

Royal Wolf EST Pty Limited, an Australian corporation (d)

Royalwolf NZ Acquisition Co. Limited, a New Zealand corporation (d)

Royalwolf Trading New Zealand Limited, a New Zealand corporation (d)

(a)	100% owned — directly

(b)	90% owned — indirectly

(c)	100% owned — indirectly

(d)	50.005% owned — indirectly